UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Vantiv, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 Par Value Per Share

(Title of Class of Securities)

92210H105

(CUSIP Number)

Fifth Third Bancorp

38 Fountain Square Plaza

Cincinnati, Ohio 45263

Tel No.: (800) 972-3030

Attention: Paul L. Reynolds

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92210H105	Schedule 13D	Page 2 of 6

1.	Names of Reporting Persons Fifth Third Bancorp 31-0854434
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,822,826 (See Item 5.)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,822,826 (See Item 5.)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,822,826 (See Item 5.)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5% (See Item 5.)
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 92210H105	Schedule 13D	Page 3 of 6

1.	Names of Reporting Persons Fifth Third Bank 31-0676865
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,822,826 (See Item 5.)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,822,826 (See Item 5.)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,822,826 (See Item 5.)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5% (See Item 5.)
14.	Type of Reporting Persons (See Instructions) BK

CUSIP No. 92210H105	Schedule 13D	Page 4 of 6

This Amendment No. 2 to the Statement on Schedule 13D (this “Amendment No. 2”) relates to the Class A common stock, $0.00001 par value per share, of Vantiv, Inc. (“Vantiv” or the “Company”), a Delaware corporation, and amends the initial statement on Schedule 13D filed by Fifth Third Bancorp, an Ohio corporation (“Bancorp”), Fifth Third Bank, an Ohio banking corporation (“FTB” and, together with Bancorp, the “Reporting Persons”), and FTPS Partners, LLC, a Delaware limited liability company, with the Securities and Exchange Commission on April 2, 2012, as amended by Amendment No. 1 to the initial statement, filed by the Reporting Persons and FTPS Partners, LLC with the Securities Exchange Commission on December 14, 2012 (the initial statement and Amendment No. 1 together, the “Initial Statement”) Amendment No. 1 was also an exit filing with respect to FTPS Partners, LLC. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Initial Statement.

Item 2. Identity and Background.

Information regarding the executive officers and directors of the Reporting Persons is hereby amended by replacing Exhibit A to the Initial Statement in its entirety with Exhibit A attached hereto.

Item 4. Purpose of Transaction.

Item 4. of the Initial Statement is hereby supplemented by inserting the following paragraph after the fourth paragraph thereunder:

“On May 15, 2013, FTB completed the sale of 16,396,310 shares of Class A common stock of Vantiv as part of a registered, underwritten secondary offering (the “Secondary Offering”) conducted pursuant to FTB’s exercise of the registration rights granted to it by Vantiv in connection with the IPO and related reorganization transactions. The sale included 796,310 shares pursuant to the exercise of the underwriters’ option to purchase additional shares. The Secondary Offering consisted of 40,714,704 shares of Class A common stock sold by FTB and certain other shareholders of Vantiv, of which 17,452,958 shares of Class A common stock were repurchased by Vantiv from the underwriters upon the consummation of the Secondary Offering. All of the shares of Class A common stock sold by FTB as part of the Secondary Offering were acquired by exercising the Exchange Right granted to FTB under the Exchange Agreement. FTB exchanged 16,396,310 Class B units of Holding, and 16,396,310 shares of Class B common stock of Vantiv owned by it were simultaneously cancelled pursuant to the Exchange Agreement. Immediately following the completion of the Secondary Offering, FTB held 53,822,826 Class B units of Holding and 53,822,826 shares of Class B common stock of Vantiv.”

The eleventh paragraph under Item 4. of the Initial Statement is hereby replaced in its entirety with the following:

“The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may, from time to time, following the expiration of the 90-day lock-up agreements entered into in connection with the secondary offering and effective as of May 7, 2013, (i) exercise the Exchange Right and/or (ii) dispose of all or part of any shares of Class A common stock received upon exercise of the Exchange Right. If the Reporting Persons do from time to time exercise the Exchange Right with respect to the Class B units of Holding, an equal number of shares of Class B common stock of Vantiv automatically will be cancelled, and thus the number of directors that the Reporting Persons are entitled to elect could decrease. In addition, the Reporting Persons have the right to, and may from time to time, exercise the consent rights with respect to Vantiv and Holding that are described in Item 6.”

Item 5. Interest in Securities of the Issuer.

Paragraphs (a)–(d) of Item 5. of the Initial Statement are hereby replaced in their entirety as follows:

“(a) None of the Reporting Persons currently owns any issued and outstanding shares of Class A common stock of Vantiv. As a result of Bancorp’s and FTB’s ownership of Class B units of Holding and the Warrant and Bancorp’s and FTB’s Exchange Right, Bancorp and FTB beneficially own 18.5% of the Class A common stock of Vantiv. If there were no 18.5% Limit, and if all Class B units of Holding held by Bancorp and FTB were exchanged for Class A common stock of Vantiv, Bancorp and FTB would hold 27.7% of the Class A common stock.”

“Bancorp beneficially owns 53,822,826 Class B units of Holding, consisting of 53,822,826 Class B units of Holding held by FTB, which represent 27.7% of the outstanding units of Holding, and a Warrant exercisable for 20,378,027 Class C non-voting units of Holding held by FTB, which are then exchangeable for Class A common stock of Vantiv pursuant to the Exchange Right. FTB beneficially owns 53,822,826 Class B units of Holding, consisting of 53,822,826 Class B units of Holding held directly by FTB, which represent 27.7% of the outstanding units of Holding, and a Warrant exercisable for 20,378,027 Class C non-voting units of Holding held by FTB, which are then exchangeable for Class A common stock of Vantiv pursuant to the Exchange Right.”

CUSIP No. 92210H105	Schedule 13D	Page 5 of 6

“Because the voting power conferred by the Class B common stock is limited to 18.5% of all voting power of the capital stock of Vantiv and because the voting power of the Class B common stock is reduced by any Class A common stock that the Fifth Third investors may hold so that the 18.5% Limit is not exceeded, not exceeded, the Class B common stock would not confer any additional voting power on the Reporting Persons if the Reporting Persons also held Class A common stock.”

“Other than as provided above and other than equity awards made to Greg D. Carmichael and Daniel T. Poston, as directors of Vantiv, and Paul L. Reynolds, in connection with his prior services as a director of Vantiv, each pursuant to the Vantiv 2012 Equity Incentive Plan as set forth in Exhibit H, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Exhibit A, owns or has any right to acquire, directly or indirectly, any shares of the Class A common stock of Vantiv.”

“(b) Bancorp and FTB share the power to vote or to direct the vote and to dispose or direct the disposition of all shares of Class A common stock of Vantiv indicated in Item 5(a) above.”

“(c) Except for the exchange of Class B units of Holding and the sale of the resulting shares of Class A common stock in the May 15, 2013 secondary offering, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of the persons listed in Exhibit A hereto, has effected any transaction that may be deemed to be a transaction in the Class A common stock of Vantiv during the past 60 days.”

“(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock of Vantiv that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.”

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6. of the Initial Statement is hereby supplemented by inserting the following at the end of the information contained therein:

“Underwriting Agreement”

“In connection with the Secondary Offering, FTB entered into an underwriting agreement, dated May 7, 2013 (the “Underwriting Agreement”), with Vantiv, Holding, the other selling stockholders listed therein and J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc., as representatives of the several underwriters listed therein, relating to the purchase by the underwriters of an aggregate 38,600,000 shares of Class A common stock of Vantiv from FTB and the other selling stockholders listed therein and granting to the underwriters the option to purchase an additional 2,114,704 shares of Class A common stock of Vantiv from FTB and the other selling stockholders listed therein to cover over-allotments. The underwriters exercised their option to purchase additional shares in full on May 10, 2013. “

“The form of Underwriting Agreement executed in connection with the Secondary Offering is attached hereto as
Exhibit J.”

Item 7. Material to be Filed as Exhibits.

Item 7. of the Initial Statement is hereby amended and supplemented as follows:

Exhibit	Description
Exhibit A	Directors and Executive Officers of Fifth Third Bancorp and Fifth Third Bank

Exhibit H	Beneficial Ownership of Vantiv, Inc. securities by Paul L. Reynolds, Greg D. Carmichael and Daniel T. Poston

Exhibit J	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K (Securities Exchange Act File No. 001-34562) that was filed with the U.S. Securities and Exchange Commission on May 9, 2013 by Vantiv, Inc.)

CUSIP No. 92210H105	Schedule 13D	Page 6 of 6

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2013

Fifth Third Bancorp

By:	/s/ Paul L. Reynolds
	Name:	Paul L. Reynolds
	Title:	Executive Vice President and Chief Risk Officer

Fifth Third Bank

By:	/s/ Paul L. Reynolds
	Name:	Paul L. Reynolds
	Title:	Executive Vice President

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP AND FIFTH THIRD BANK

The following tables set forth the name and present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and citizenship of each director and executive officer of Fifth Third Bancorp and Fifth Third Bank. The business address of each such person whose principal occupation or employment is with Fifth Third Bancorp or Fifth Third Bank is c/o Fifth Third Bancorp at 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

DIRECTORS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP

William M. Isaac, Chairman	Senior Managing Director, FTI Consulting 1209 Westway Drive Sarasota, Florida 34236	United States

James P. Hackett	President and CEO, Steelcase Inc. P.O. Box 1967 Location CH4E Grand Rapids, MI 49501-1967	United States

Darryl F. Allen	Manager, Allen Ventures, LLC P.O. Box 1206 160 Gulf Boulevard Boca Grande, FL 33921	United States

B. Evan Bayh III	Partner, McGuireWoods LLP 2001 K Street Suite 400 Washington, DC 20006-1040	United States

Ulysses L. Bridgeman, Jr.	President, B.F. Companies 1903 Stanley Gault Parkway Louisville, KY 40223	United States

Emerson L. Brumback	Former President and COO, M&T Bank 13635 Carnoustie Circle Dade City, FL 33525	United States

Gary R. Heminger	President and CEO, Marathon Petroleum Corporation 539 South Main Street Findlay, OH 45840	United States

Jewell D. Hoover	Principal and bank consultant, Hoover and Associates, LLC P.O. Box 49777 Charlotte, NC 28277	United States

Kevin T. Kabat	Vice Chairman & CEO, Fifth Third Bancorp 38 Fountain Square Plaza, Cincinnati, Ohio 45263	United States

Mitchel D. Livingston, Ph.D.	Retired Vice President for Student Affairs and Chief Diversity Officer, University of Cincinnati P.O. Box 210638 Cincinnati, OH 45221-0638	United States

Michael B. McCallister	Chairman of the Board of Directors, Humana Inc. 500 West Main Street Louisville, KY 40202	United States

DIRECTORS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP
Hendrik G. Meijer	Co-Chairman of the Board of Directors and CEO, Meijer, Inc. 2929 Walker NW Grand Rapids, MI 49504	United States

John J. Schiff, Jr.	Chairman of the Executive Committee of the Board of Directors, Cincinnati Financial Corporation 6200 S. Gilmore Road Fairfield, OH 45014	United States

Marsha C. Williams	Former Senior Vice President and CFO, Orbitz Worldwide, Inc. 34 Logan Loop Highland Park, IL 60035	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP
Kevin T. Kabat	Vice Chairman & CEO, Fifth Third Bancorp	United States

Steven Alonso	Executive Vice President, Fifth Third Bancorp	United States

Greg D. Carmichael	President & Chief Operating Officer, Fifth Third Bancorp	United States

Todd F. Clossin	Executive Vice President & Chief Administrative Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

James R. Hubbard	Senior Vice President & Chief Legal Officer, Fifth Third Bancorp	United States

Gregory L. Kosch	Executive Vice President, Fifth Third Bancorp	United States

Daniel T. Poston	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

Paul L. Reynolds	Executive Vice President, Chief Risk Officer & Secretary, Fifth Third Bancorp	United States

Joseph R. Robinson	Executive Vice President & Chief Information Officer, Fifth Third Bancorp	United States

Robert A. Sullivan	Senior Executive Vice President, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Human Resources Officer, Fifth Third Bancorp	United States

Tayfun Tuzun	Senior Vice President & Treasurer, Fifth Third Bancorp	United States

DIRECTORS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP
William M. Isaac, Chairman	Senior Managing Director, FTI Consulting	United States

B. Evan Bayh III	Partner, McGuireWoods LLP	United States

Ulysses L. Bridgeman, Jr.	President, B.F. Companies	United States

Emerson L. Brumback	Former President and COO, M&T Bank	United States

Gary R. Heminger	President and CEO, Marathon Petroleum Corporation	United States

Jewell D. Hoover	Principal and bank consultant, Hoover and Associates, LLC	United States

Kevin T. Kabat	Vice Chairman & CEO, Fifth Third Bancorp	United States

Mitchel D. Livingston, Ph.D.	Retired Vice President for Student Affairs and Chief Diversity Officer, University of Cincinnati	United States

Michael B. McCallister	Chairman of the Board of Directors, Humana Inc.	United States

John J. Schiff, Jr.	Chairman of the Executive Committee of the Board of Directors, Cincinnati Financial Corporation	United States

Marsha C. Williams	Former Senior Vice President and CFO, Orbitz Worldwide, Inc.	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP
Kevin T. Kabat	Vice Chairman & CEO, Fifth Third Bancorp	United States

Steven Alonso	Executive Vice President, Fifth Third Bancorp	United States

Greg D. Carmichael	President & Chief Operating Officer, Fifth Third Bancorp	United States

Todd F. Clossin	Executive Vice President & Chief Administrative Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

James R. Hubbard	Senior Vice President & Chief Legal Officer, Fifth Third Bancorp	United States

Gregory L. Kosch	Executive Vice President, Fifth Third Bancorp	United States

Daniel T. Poston	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

Paul L. Reynolds	Executive Vice President, Chief Risk Officer & Secretary, Fifth Third Bancorp	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP
Joseph R. Robinson	Executive Vice President & Chief Information Officer, Fifth Third Bancorp	United States

Robert A. Sullivan	Senior Executive Vice President, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Human Resources Officer, Fifth Third Bancorp	United States

Tayfun Tuzun	Senior Vice President & Treasurer, Fifth Third Bancorp	United States

Exhibit H

BENEFICIAL OWNERSHIP OF VANTIV, INC. SECURITIES BY

PAUL L. REYNOLDS, GREG D. CARMICHAEL AND DANIEL T. POSTON

Executive Officer or Director	Beneficial Ownership of Class A common stock of Vantiv, Inc.
Paul L. Reynolds	123 shares
Greg D. Carmichael	12,384 shares
Daniel T. Poston	9,824.4256 shares

H-1